Exhibit 99.3
Shinhan Financial Group resolved to pay cash dividends

On February 12, 2019, the Board of Directors of Shinhan Financial Group made a resolution to pay cash dividends for the fiscal year 2018, subject to the shareholders’ approval.

Total Dividend amount for common stocks: KRW 753,041,484,800

(KRW 1,600 per share, 3.9% of market price of common stock)

The dividend payment must be approved by the Annual General Meeting of Shareholders (hereafter “AGM”) and the details may change subject to results of the audit and the AGM. In accordance with the Korean Commercial Code, the payment for dividends is expected to be made within one month following shareholder approval at the AGM of Shinhan Financial Group.

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